Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial information as of June 30, 2014 and for the six months ended June 30, 2014 and 2013 included as Exhibit 1 to this Report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and unaudited condensed consolidated interim financial statements, and the notes thereto, which appear in our prospectus (our “Final Prospectus”) relating to our Registration Statement on Form F-1, as amended (Registration No. 333-197105), filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the U.S. Securities Act of 1933, as amended.

Unless otherwise indicated or the context otherwise requires, all references to “Auris Medical” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Auris Medical AG and its subsidiaries prior to the completion of our corporate reorganization in connection with our initial public offering, and Auris Medical Holding AG and its subsidiaries as of the completion of our corporate reorganization and thereafter. See “Prospectus Summary—Corporate Information” in the Final Prospectus

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in Swiss Francs.

This discussion and analysis is dated as of September 15, 2014.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. Our most advanced product candidate, AM-101, is in Phase 3 clinical development for acute inner ear tinnitus under a special protocol assessment, or SPA, from the FDA. In two recently completed Phase 2 clinical trials, AM-101 demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. We expect to have top-line Phase 3 clinical data for AM-101 in early 2016. We are also developing AM-111 for acute inner ear hearing loss (acute sensorineural hearing loss, or ASNHL). Following feedback from a pre-IND meeting with the FDA in September 2014, we plan to finalize the design of the late-stage AM-111 clinical program.  Implementation of the late-stage AM-111 clinical program may require additional funding. Both acute inner ear tinnitus and hearing loss are conditions for which there is high unmet medical need, and we believe that we have the potential to be the first to market in these indications.

To date, we have financed our operations through our initial public offering of our common shares, private placements of equity securities and short term loans. We have no products approved for commercialization and have never generated any revenues from royalties or product sales.  Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, AM-101, AM-111 or any of our other product candidates.

Since inception, we have incurred significant operating losses. We incurred net losses (defined as net losses attributable to the owners of the company) of CHF 15.0 million and CHF 4.6 million for the years ended December 31, 2013 and 2012, respectively and for the six months ended June 30, 2014 and 2013, we incurred net losses of CHF 10.9  million and CHF 7.1 million, respectively. As of June 30, 2014, we had an accumulated deficit of CHF 44.30 million.  We expect to continue incurring losses as we continue our clinical and preclinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

Recent Developments

On August 11, 2014, we completed our initial public offering of common shares pursuant to a Registration Statement on Form F-1, as amended (Registration No. 333-197105) that was declared effective on August 5, 2014. Under the registration statement, we sold an aggregate of 10,113,235 common shares, which included 713,235 common shares sold on August 19, 2014 pursuant to an over-allotment option granted to the underwriters.  All of these common shares were sold at a price to the public of $6.00 per share.  The offering expenses, not including the underwriting discounts and commissions, are estimated at $2.4 million and are payable by us. The offering expenses include SEC registration fees, FINRA filing fees, Nasdaq listing fees and expenses, legal fees and expenses, printing expenses, transfer agent fees and expenses, accounting fees and expenses as well as other miscellaneous fees and expenses. Our common shares are listed on the NASDAQ Global Market under the symbol “EARS.”

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Collaboration and License Agreements” in the Final Prospectus.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period.  Our research and development expense mainly relates to the following key programs:

•
AM-101. We have commenced a Phase 3 program of AM-101 comprising two Phase 3 clinical trials (TACTT2 and TACTT3) as well as two open label extension studies (AMPACT1 and AMPACT2). We expect top-line data from the TACTT trials in early 2016. We anticipate that our research and development expenses will increase substantially in connection with these clinical trials.

•
AM-111. Following feedback from a pre-IND meeting with the FDA in September 2014, we plan to finalize the design of our late-stage AM-111 clinical program for ASNHL. Implementation of the late-stage AM-111 clinical program may require additional funding .  We anticipate that our research and development expenses will increase substantially with the continuation of AM-111’s clinical development program.

•
Other development programs. Other research and development expenses mainly relate to our preclinical studies of AM-102 and AM-123. The expenses mainly consist of costs for production of the preclinical compounds and costs paid to academic research institutions in conjunction with preclinical testing.

For a discussion of our other key financial statement line items, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Financial Operations Overview” in the Final Prospectus.

Results of Operations

The discussion below should be read along with our unaudited condensed consolidated interim financial information as of June 30, 2014 and for the six months ended June 30, 2013 and 2014, and is qualified in its entirely by reference to them.

Comparison of the three months ended June 30, 2014 and 2013

	Three months ended June 30,
	2014	2013	Change
	(in thousands of CHF)%
Research and development	(4,201)	(4,411)	(5)%
General and administrative	(845)	(462)	83%
Operating loss	(5,046)	(4,873)	4%
Finance expense	(17)	(1)
Finance income	71	27	164%
Loss before tax	(4,991)	(4,847)	3%
Net loss attributable to owners of the company	(4,991)	(4,847)	3%
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	(407)	49
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	(3)	4
Other comprehensive income	(410)	53
Total comprehensive loss attributable to owners of the company	(5,401)	(4,794)	13%

Research and development expense

	Three months ended June 30,
Research and development expense	2014	2013	Change
	(in thousands of CHF)%
Clinical Projects	(2,757)	(3,235)	(15)%
Pre-clinical projects	(587)	(301)	95%
Drug manufacture and substance	(159)	(665)	(76)%
Employee benefits	(428)	(125)	242%
Other research and development expenses	(269)	(85)	217%
Total	(4,201)	(4,411)	(5)%

Research and development expense decreased 5% from CHF 4.4 million in the three months ended June 30, 2013 to CHF 4.2 million in the three months ended June 30, 2014. The variances in expense between the three months ended June 30, 2013 and the corresponding period in 2014 are mainly due to the following projects:

•
Clinical Projects.  In the three months ended June 30, 2014 we incurred lower clinical expenses than in the three months ended June 30, 2013 primarily due to fluctuations in upfront and milestone costs charged by contracted service providers.

•	Pre-clinical projects. In the three months ended June 30, 2014, pre-clinical expenses were higher than in the three months ended June 30, 2013 as additional studies for AM-111 were ongoing.

•
Drug manufacture and substance.  In the three months ended June 30, 2014 we incurred lower costs related to the manufacture, and storage of supplies for clinical material compared to the three months ended June 30, 2013, primarily due to fluctuations in the timing of raw material purchases and the manufacture of clinical trial supplies.

•	Employee Benefits. Employee expenses were significantly higher in the three months ended June 30,2014 than in the three months ended June 30, 2013 due to a higher headcount.

General and administrative expense

General and administrative expense increased 83% from CHF 0.5 million in the three months ended June 30, 2013 to CHF 0.9 million in the three months ended June 30, 2014. The increase was primarily related to higher legal and auditing expenses in connection with preparation for the IPO.

We expect that general and administrative expense will increase in the future as our business expands and we incur additional costs associated with operating as a public company.

Finance income

Finance income increased 164% to CHF 0.1 million in the three months ended June 30, 2014. Finance income in these periods consisted primarily of interest income recognized on short-term deposits.

Finance income increased in the three months ended June 30, 2014 as compared to the three months ended June 30, 2013 as a result of higher unrealized exchange gains.

Finance expense

Finance expense was insignificant in the three months ended June 30, 2014 and 2013.

Remeasurements of defined benefits liability

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), decreased from CHF 0.1 million in the three months ended June 30, 2013 to CHF (0.4) million in the three  months ended June 30, 2014.

Foreign currency translation differences

Foreign currency translation differences were insignificant in the three months ended June 30, 2014 and 2013.

Comparison of the six months ended June 30, 2014 and 2013

	Six months ended June 30,
	2014	2013	Change
	(in thousands of CHF)%
Research and development	(8,350)	(6,384)	31%
General and administrative	(2,554)	(732)	248%
Operating loss	(10,904)	(7,117)	53%
Finance expense	(68)	(11)	499%
Finance income	121	51	137%
Loss before tax	(10,851)	(7,077)	53%
Net loss attributable to owners of the company	(10,851)	(7,077)	53%
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	(424)	92
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	3	(26)
Other comprehensive income	(421)	66
Total comprehensive loss attributable to owners of the company	(11,272)	(7,011)	61%

Research and development expense

	Six months ended June 30,
Research and development expense	2014	2013	Change
	(in thousands of CHF)%
Clinical Projects	(5,161)	(4,298)	20%
Pre-clinical projects	(1,152)	(701)	64%
Drug manufacture and substance	(784)	(894)	(12)%
Employee benefits	(797)	(349)	129%
Other research and development expenses	(455)	(143)	218%
Total	(8,350)	(6,384)	31%

Research and development expense increased 31% from CHF 6.4 million in the six months ended June 30, 2013 to CHF 8.4 million in the six months ended June 30, 2014. The variances in expense between the six months ended June 30, 2013 and the corresponding period in 2014 are mainly due to the following projects:

•
Clinical Projects.  In the six months ended June 30, 2014 we incurred higher clinical expenses due to the progression of our AM-101 Phase III clinical development program. In addition, we conducted preparatory activities related to our late stage AM-111 clinical program, whereas in the six months ended June 30, 2013 the Phase II had been completed with a concomitant decline in spending.

•
Pre-clinical projects. In the six months ended June 30, 2014, pre-clinical expenses were higher than in the six months ended June 30, 2013 as more pre-clinical projects were ongoing related to the AM-101 and AM-111 projects.

•
Drug manufacture and substance.  In the six months ended June 30, 2014 we continued to incur substantial costs related to the manufacture, packaging and distribution of clinical trial supplies. However, expense levels decreased compared to the six months ended June 30, 2013 primarily due to fluctuations in the timing of purchases of raw material and the manufacture of clinical trial supplies.

•	Employee Benefits. Employee expenses were significantly higher in the six months ended June 30, 2014 than in the six months ended June 30, 2013 due to a higher headcount.

General and administrative expense

General and administrative expense increased more than threefold from CHF 0.7 million in the six months ended June 30, 2013 to CHF 2.6 million in the six months ended June 30, 2014. The increase was primarily related to higher legal and auditing expenses in relation to the IPO preparations.

We expect that general and administrative expense will increase in the future as our business expands and we incur additional costs associated with operating as a public company.

Finance income

Finance income increased 137% to CHF 0.1 million in the six months ended June 30, 2014. Finance income in these periods consisted primarily of unrealized exchange gains and interest income recognized on short-term deposits.

Finance income increased in the six months ended June 30, 2014 as compared to the six months ended June 30, 2013 as a result of an increase in average cash and cash equivalents following our private placement of preferred equity securities to new and existing investors and the issuance of a convertible bond to existing investors with total net proceeds of CHF 24.1 million and CHF 13.8 million, in April and December 2013, respectively.

Finance expense

Finance expense increased fivefold to CHF 0.1 million in the six months ended June 30, 2014. Higher finance expenses were mainly due to an increase in interest expenses due to the issuance to existing shareholders of the convertible bond in a principal amount of CHF 13.8 million in December 2013.

Remeasurements of defined benefits liability

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), decreased from CHF 0.1 million in the six months ended June 30, 2013 to (CHF 0.4) million in the six  months ended June 30, 2014.

Foreign currency translation differences

Foreign currency translation differences were insignificant in the six months ended June 30, 2014 and 2013.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses.  To date, we have not generated any product sale revenue.  We have financed our operations primarily through our initial public offering of our common shares, private placements of equity securities and loans from existing shareholders.

Cash flows

Comparison of the three months ended June 30, 2014 and 2013

The table below summarizes our consolidated statement of cash flows for the three months ended June 30, 2014 and 2013:

	Three months ended June 30,
	2014	2013
	(in thousands of CHF)
Cash used in operating activities	(6,402)	(4,208)
Net cash used in investing activities	(3)	(7)
Net cash from financing activities	-	22,750
Net effect of currency translation on cash	0	0
Cash and cash equivalents at the beginning of the period	18,535	21
Cash and cash equivalents at the end of the period	12,131	18,557

The increase in cash used in operating activities by 52% from CHF 4.2 million in the three months ended June 30, 2013 to CHF 6.4 million in the three months ended June 30, 2014 was mainly due to higher research and development and general and administrative expenses.

Net cash used in investing activities was insignificant in the three months ended June 30, 2014 and 2013.

The decrease in net cash from financing activities from CHF 22.7 million in the three months ended June 30, 2013 to CHF nil in the three months ended June 30, 2014 reflects completion of the first tranche of our Series C financing in April 2013.

Comparison of the six months ended June 30, 2014 and 2013

The table below summarizes our consolidated statement of cash flows for the six months ended June 30, 2014 and 2013:

	Six months ended June 30,
	2014	2013
	(in thousands of CHF)
Cash used in operating activities	(11,588)	(5,717)
Net cash used in investing activities	(59)	(18)
Net cash from financing activities	(87)	24,228
Net effect of currency translation on cash	(0)	1
Cash and cash equivalents at the beginning of the period	23,866	64
Cash and cash equivalents at the end of the period	12,131	18,557

The increase in cash used in operating activities by 103% from CHF 5.7 million in the six months ended June 30, 2013 to CHF 11.6 million in the six months ended June 30, 2014 was mainly due to higher research and development and general and administrative expenses.

The increase in net cash used in investing activities by 227 % to CHF 0.1 million in the six months ended June 30, 2014 was due to higher investment in manufacturing equipment partially offset by higher interest income due to a higher cash base.

The decrease in net cash from financing activities from CHF 24.2 million in the six months ended June 30, 2013 to CHF (0.1) million in the six months ended June 30, 2014 reflects the completion of the first tranche of the Series C financing in April 2013 as well as stamp duties paid on the conversion of the convertible loan and exercise of stock options in January 2014, which was partially offset by the proceeds received through the exercise of said stock options.

Cash and funding sources

During the three and six months ended June 30, 2014, we did not obtain new financing except from the exercise of stock options.  As of June 30, 2014, we had no long term debt and had no ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to advance our late-stage AM-111 clinical program. In addition, we expect that we will require additional capital to commercialize our product candidates AM-101 and AM-111. If we receive regulatory approval for AM-101 or AM-111, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to incur additional costs associated with operating as a public company following this offering. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Final Prospectus.

Contractual Obligations and Commitments

There have been no material changes to our contractual obligations outside the ordinary course of our business from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations and Commitments” in the Final Prospectus.

Off-balance sheet arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the Operating Lease mentioned in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations and Commitments” in the Final Prospectus.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant accounting policies and use of estimates and judgment” in the Final Prospectus.

Recent Accounting Pronouncements

Except for IFRS 9 for which the impact cannot be determined with sufficient reliability, there are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2014 that would be expected to have a material impact on our financial position.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting.  This exemption will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Final Prospectus. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses;

•	our need for substantial additional funding before we can expect to become profitable from sales of our products;

•	our dependence on the success of AM-101 and AM-111, which are still in clinical development and may eventually prove to be unsuccessful;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates; and

•	other risk factors discussed under “Risk Factors” included in the Final Prospectus

  Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.